Exhibit 99.1

Suite 3400 – 666 Burrard St. Vancouver, BC, V6C 2X8 Tel: (604) 696-3000 Fax: (604) 696-3001
Toronto Stock Exchange: G	New York Stock Exchange: GG

All Amounts in $US unless stated otherwise

GOLDCORP REPORTS RECORD GOLD PRODUCTION AND NET EARNINGS IN
FOURTH QUARTER; GOLD RESERVES INCREASE 7%

VANCOUVER, BRITISH COLUMBIA, FEBRUARY 19, 2009 – GOLDCORP INC. (TSX: G, NYSE: GG) today reported record gold production of 691,800 ounces for the quarter ended December 31, 2008.  Reported net earnings amounted to $958.1 million in the quarter, or $1.31 per share, which includes a non-cash foreign exchange gain on the revaluation of future income tax liabilities.  Adjusted net earnings1 in the quarter were $84.4 million, or $0.12 per share. The Company also announced today that total proven and probable reserves increased 7% to 46.3 million ounces as of December 31, 2008, Goldcorp’s fifth consecutive annual reserves increase.

Fourth Quarter 2008 Highlights:

•	Revenues were $609 million on gold sales of 680,200 ounces.
•	Operating cash flows before working capital changes[2] totalled $230.5 million, or $0.32 per share.
•	Total cash costs[3] amounted to $323 per gold ounce.
•	Dividends of $32.7 million were paid during the quarter.
•	Cash and equivalents were $262.3 million with no Goldcorp debt at December 31, 2008.

Full-Year 2008 Highlights:

•	Produced 2.32 million ounces of gold at total cash costs of $305 per ounce.
•	Sold 48% interest in Silver Wheaton adding $1.5 billion in cash.
•	Poured first gold at Peñasquito; project remains on budget and on schedule.
•	Increased company-wide gold and silver reserves by 2.9 million ounces and 182 million ounces respectively.
•	Consolidated Red Lake district with the acquisition of Gold Eagle Mines Ltd.

“Goldcorp ended 2008 with strong performance at every mine in our portfolio,” said Chuck Jeannes, President and Chief Executive Officer. “Decreasing cash costs enabled the Company to capture greater margins in a rising gold price environment, contributing to 2008 margins4 of $563 per ounce of gold sold.  Our performance in the fourth quarter underscores the substantial operational improvements underway throughout the Company, and our priority in 2009 and beyond is on building on this improved performance while delivering on our goals and objectives.”

“We enter 2009 with all of the elements of our peer-leading growth profile—50% over five years—either already in production or well advanced in the construction process.  An intensive exploration and development program at Red Lake is paving the way for improved production at the world’s richest gold mine.  Also in Ontario, we are now realizing the benefits of previous exploration success at Musselwhite as mining advances into the higher-grade PQ Deeps zone.  High-potential lateral exploration targets are also helping to drive an exciting period of improvement and long-term growth opportunities at this mine.  At Peñasquito, every significant construction milestone has been achieved, and the project remains on track for the first production of concentrates later this year and commercial production by the start of 2010.  In addition, the pace of construction at the Pueblo Viejo project in the Dominican Republic is expected to accelerate in 2009.   Our outstanding balance sheet, strong cash flows and available credit facility allow us to finance this entire growth profile from existing sources, while providing us the flexibility to maximize the potential of numerous other important growth projects within the Company.”

Financial Review

Revenues in the fourth quarter of 2008 decreased to $609 million compared to $679.8 million in the same period in 2007, due primarily to lower realized silver and copper prices.  Gold production in the fourth quarter was a record 691,800 ounces, an increase of 11% from the fourth quarter of 2007.  Driven by lower by-product credits for silver and copper, total cash costs net of by-product credits were $323 per gold ounce compared with $208 per gold ounce in the year-ago quarter while total cash costs on a co-product basis increased to $358 per gold ounce in the fourth quarter from $327 per gold ounce in the same period in 2007.

The Company reported fourth quarter net earnings of $958.1 million, or $1.31 per share compared to net earnings of $256.5 million, or $0.36 per share in the fourth quarter of 2007.

Adjusted net earnings1 for the fourth quarter totalled $84.4 million, or $0.12 per share compared to $178.5 million, or $0.25 per share in the fourth quarter of 2007.  Non-cash stock option expense of $11.9 million or $0.02 per share has not been excluded in calculating adjusted net earnings.  Operating cash flows before working capital changes2 were $230.5 million, or $0.32 per share, compared to  $327.1 million, or $0.46 per share, in the fourth quarter of 2007 due primarily to lower copper prices.

For the twelve months ended December 31, 2008, revenues increased by 10% to $2.42 billion compared to $2.20 billion in 2007.  Gold production in 2008 totalled 2.32 million ounces at a total cash cost of $305 per gold ounce compared to 2.29 million ounces at a total cash cost of $163 per gold ounce in 2007.  Total cash costs on a co-product basis were $391 per gold ounce in 2008, compared to $305 per gold ounce in 2007.

Net earnings in 2008 were $1.48 billion or $2.07 per share, compared to net earnings of $460.1 million, or $0.65 per share, in 2007.  Adjusted net earnings1 in 2008 totalled $397.0 million, or $0.56 per share, compared to $440.4 million, or $0.62 per share, in 2007.  Non-cash stock option expense of $42.6 million or $0.06 per share has not been excluded in calculating adjusted net earnings in 2008.  Operating cash flows before working capital changes2 increased 8% to $933.2 million, or $1.31 per share, from $864.7 million, or $1.23 per share, in 2007.

Operations Review

Red Lake ended the year strongly, with 191,000 ounces of gold produced in the fourth quarter.  Production for the year was affected by a lack of available mining faces, and the focus in 2009 is on accelerating the development and exploration work necessary to regain mining flexibility.  Completion of a new exploration drift will enable efficient and effective exploration drilling of the deeper sections of Red Lake’s High Grade Zone for the first time in several years. Red Lake investments will also include continued exploration drilling of the Cochenour property acquired in the Gold Eagle transaction.

At Musselwhite, average mill head grade increased for the fourth consecutive quarter, due to the mining of proportionately more material from the PQ Deeps. The PQ Deeps will continue to grow as an area of mining focus in 2009, driving a forecast 12% increase in gold production.  In addition, several compelling exploration targets, including the Moose, Thunderwolves and Jets zones will be tested further in 2009, with the Moose zone closest to inclusion in future mine plans.

Los Filos overcame mine start-up issues in its first full year of commercial production to produce approximately 59,000 ounces of gold in the fourth quarter.  Leach pad stability improvements and a redesigned ore loading sequence will contribute to continued growth in forecast production of 245,000 ounces of gold in 2009. Los Filos is expected to become Mexico’s largest gold mine in 2009, surpassing El Sauzal, which produced 274,200 ounces of gold in 2008.  Forecast 2009 production at El Sauzal is expected to drop consistent with its declining mine life.

The Company expects to invest approximately $430 million in the Pueblo Viejo project in the Dominican Republic in 2009.  Development of the project continued to track on budget and on schedule for initial gold production in the fourth quarter of 2011.  Goldcorp’s 40% share of gold production in each of the first five full years of the mine’s life is expected to average approximately 400,000 ounces at total cash costs of between $275 to $300 per ounce.  Goldcorp’s share of proven and probable gold reserves at Pueblo Viejo increased by 24% to 8.96 million ounces in 2008.

Peñasquito Project Update

At Peñasquito in Zacatecas, Mexico, the first phase of the sulphide process plant remains on track for mechanical completion by mid-2009 and commercial production by the start of 2010.  Approximately 20,000 ounces of gold and 1.3 million ounces of silver were produced from ancillary material from the deposit’s oxide “cap” in 2008, impacted by a longer than anticipated leaching cycle.  Eventual recoveries of gold from this material are expected to reach planned levels of approximately 50% over time.   The vast majority of precious metal reserves and resources are situated in the sulphide material, which continued to demonstrate improved metallurgical recoveries and concentrate grades based on ongoing test work.

In 2009, work will advance at three key optimization initiatives.  First, initial studies have demonstrated the economic and operational desirability of utilizing in-pit crushing and conveying rather than an expanded fleet of diesel powered trucks.  The Company will continue to pursue the opportunity to lock in a low-cost, reliable power source through a partnership with an independent power producer to build a gas-fired power plant.  More detailed assessment will also progress in 2009 to investigate mining of underground high grade zones and bulk mining targets at Peñasquito.

Year-End Reserves and Resources

Goldcorp today also announced that company-wide proven and probable gold reserves increased 7% to 46.3 million ounces as of December 31, 2008.  Proven and probable silver reserves increased 17% to 1,247.3 million ounces.  A complete reserves and resource statement has been posted on www.goldcorp.com.  Other statement highlights include:

•	Positive metallurgical study results contribute to a 34% increase in proven and probable gold reserves at Peñasquito.

•	Initial resource at Noche Buena represents the first regional exploration success at Peñasquito.

•	Initial inferred resource at Escobal discovery in Guatemala of 145 million ounces of silver and 160,000 ounces of gold.

•	Geologic modelling and drilling success results in larger resource and higher average resource grade at Éléonore project.

•	Goldcorp’s share of proven and probable gold reserves at Pueblo Viejo increased by 24% to 8.96 million ounces.

GOLDCORP RESERVES AND RESOURCES SUMMARY TABLE
As of December 31, 2008

Reserves	Contained Gold (m oz)	Contained Silver (m oz)
Proven	21.8	701.8
Probable	24.5	545.5
Proven & Probable	46.3	1,247.3

Resources
Measured	4.3	70.0
Indicated	17.7	362.5
Measured & Indicated	22.0	432.5
Inferred	21.0	736.2
1  All Mineral Reserves and Mineral Resources have been calculated in accordance with the standards of the Canadian Institute of Mining,
Metallurgy and Petroleum and National Instrument 43-101, or the AusIMM JORC equivalent.
2  All Mineral Resources are reported exclusive of Mineral Reserves.

 “We remain extremely optimistic about  organic  growth opportunities within the Goldcorp portfolio as our  exploration programs again delivered this year, generating  another year-over year increase in proven and probable gold reserves,” continued Jeannes. “This number reflects the addition of 2.9 million gold ounces from exploration programs after reductions from mining during the year at an extremely low cost of less than $15 per ounce, a testament to the high quality of our assets as well as the abilities of our exploration team.”

This release should be read in conjunction with Goldcorp’s 2008 unaudited annual MD&A report on the Company's website, www.goldcorp.com, in the “Investors” section under “Financials”.
A conference call will be held today at 10:00 a.m. (PDT) to discuss the fourth quarter results. Participants may join the call by dialing toll free 1-888-789-0150 or 1-416-695-6623 for calls from outside Canada and the US.  A recorded playback of the call can be accessed after the event until March 19th, 2009 by dialing 1-800-408-3053 or 416-695-5800 for calls outside Canada and the US. Passcode: 3280176. A live and archived audio webcast will also be available at www.goldcorp.com.

Goldcorp is the lowest-cost and fastest growing multi-million ounce gold producer with operations throughout the Americas.  Its gold production remains 100% unhedged.

(1)
Adjusted net earnings is a non-GAAP measure. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of adjusted net earnings to the consolidated financial statements:

	12 Months Ended December 31, 2008	3 Months Ended December 31, 2008
Net earnings per consolidated financial statements	$1,475.6	$958.1
Foreign exchange loss (gain) on revaluation of future income tax liabilities	(1,070.9)	(985.7)
Unrealized loss (gain) non-hedge derivative , net of tax	(5.3)	0.7
Loss (gain) on marketable securities, net of tax	105.9	81.2
Dilution gain	(2.2)	(0.3)
Gain on disposition of mining interests, net of tax	(0.5)	(0.5)
Gain on disposition of mining interests included in discontinued operations, net of tax	-	-
Gain on disposition of Silver Wheaton, net of tax	(136.5)	-
Write-down of mining interests, net of tax	30.9	30.9
Total adjusted net earnings	$397.0	$84.4
Weighted average shares outstanding (000’s)	711,862	729,106
Adjusted net earnings per share	$0.56	$0.12

(2)
Operating cash flows before working capital changes is a non-GAAP measure which the Company believes provides a better indicator of the Company's ability to generate cash flow from its mining operations. Cash provided by operating activities reported in accordance with GAAP was $247.9 million and $866.0 million in the fourth quarter and year ended December 31, 2008, respectively.

(3)	The Company has included a non-GAAP performance measure, total cash cost per gold ounce, throughout this document. The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning, and is a non-GAAP measure. The Company follows the recommendations of the Gold Institute standard. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.  Refer to page 38 of the 2008 annual MD&A for a reconciliation of total cash costs to reported operating expenses.

(4)
The Company has included a non-GAAP performance measure, margin per gold ounce, throughout this document. The Company reports margin on a sales basis. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

(in $ millions, except where noted)	2008
Revenues per Consolidated Financial Statements		$2,419.6
Treatment and refining charges on concentrate sales		25.5
By-product silver and copper sales and other		(426.0)
Silver Wheaton revenues, prior to disposition		(18.7)
Gold revenues		$2,000.4
Divided by ounces of gold sold		2,304,700
Realized gold price per ounce		$868
Deduct total cash costs per ounce of gold sold[3]	$	(305)
Margin per gold ounce		$563

Cautionary Note Regarding Forward-Looking Statements

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the price of gold, silver, copper, zinc and lead, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Goldcorp to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the integration of acquisitions, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, silver and copper, zinc and lead as well as those factors discussed in the section entitled “General Development of the Business – Risks of the Business” in Goldcorp’s Form 40-F on file with the Securities and Exchange Commission in Washington, D.C. and Goldcorp’s Annual Information Form on file with the securities regulatory authorities in Canada. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

For further information, please contact:

Jeff Wilhoit Vice President, Investor Relations Goldcorp Inc. Telephone: (604) 696-3074 Fax: (604) 696-3001	e-mail: info@goldcorp.com website: www.goldcorp.com

Consolidated Statements of Earnings

(US dollars in millions, except for share and per share amounts – Unaudited)

	Three Months Ended December 31		Twelve Months Ended December 31
	2008	2007	2008	2007
Revenues	$609.0	$679.8	$2,419.6	$2,206.8
Operating expenses	307.7	286.0	1,164.2	953.8
Depreciation and depletion	145.2	143.2	499.1	465.1
Earnings from mine operations	156.1	250.6	756.3	787.9
Corporate administration (1)	36.7	41.5	136.7	132.9
Exploration	21.3	13.5	66.5	42.7
Write-down of mining interests	47.1	-	47.1	-
Earnings from operations	51.0	195.6	506.0	612.3
Other income (expense)
Interest and other income	0.7	9.1	28.3	20.5
Interest expense and finance fees	(0.1)	(9.8)	(7.2)	(44.7)
Share of income of equity investee	-	0.1	3.9	0.1
Gain (loss) on foreign exchange	963.0	3.1	1,058.9	(49.4)
Gain (loss) on non-hedge derivatives	13.8	29.2	(2.6)	(23.5)
Gain (loss) on securities, net	(80.9)	4.0	(105.9)	5.5
Gain on disposition of mining interests	2.6	10.8	2.6	51.0
Gain on disposition of Silver Wheaton shares	-	-	292.5	-
Dilution gains	0.3	1.2	2.2	10.0
	899.4	47.7	1,272.7	(30.5)
Earnings from continuing operations before taxes and non-controlling interests	950.4	243.3	1,778.7	581.8

Income and mining taxes	7.0	(34.1)	(295.4)	(160.3)
Non-controlling interests	0.7	(12.6)	(7.7)	(46.1)
Net earnings from continuing operations	958.1	196.6	1,475.6	375.4
Net earnings from discontinued operations	-	59.9	-	84.7
Net earnings	$958.1	$256.5	$1,475.6	$460.1

(1) Stock option expense (a non-cash item) is included in Corporate administration	$11.9	$8.2	$42.6	$41.2

Earnings per share from continuing operations
Basic	$1.31	$0.28	$2.07	$0.53
Diluted	1.31	0.28	2.06	0.53

Net earnings per share
Basic	$1.31	$0.36	$2.07	$0.65
Diluted	1.31	0.36	2.06	0.65

Weighted-average number of shares outstanding (000’s)
Basic	729,106	707,166	711,862	704,868
Diluted	731,354	711,812	715,434	708,720

Consolidated Balance Sheets
At December 31(US dollars in millions - Unaudited)
	2008	2007
Assets
Cash and cash equivalents	$262.3	$510.8
Marketable securities	10.1	25.8
Accounts receivable	178.6	154.5
Income and mining taxes receivable	15.6	43.3
Future income and mining taxes	3.3	10.7
Inventories and stockpiled ore	226.2	191.4
Other	66.2	15.3
Current assets	762.3	951.8
Mining interests	17,062.5	16,452.8
Deposits on mining interest expenditures	230.8	-
Goodwill	761.8	815.6
Silver interests	-	385.3
Stockpiled ore	92.6	76.2
Investments	71.9	228.0
Other	26.9	42.5
	$19,008.8	$18,952.2
Liabilities
Accounts payable and accrued liabilities	$294.0	$277.3
Future income and mining taxes	181.5	-
Current portion of long-term debt	-	28.6
Current derivative instrument liability	-	15.5
Current liabilities	475.5	321.4
Income and mining taxes payable	28.0	33.5
Future income and mining taxes	3,203.9	3,858.3
Long-term debt	5.3	1,036.3
Reclamation and closure cost obligations	273.1	261.3
Other	12.7	13.2
	3,998.5	5,524.0
Non-controlling interests	51.2	449.6
Shareholders’ Equity
Common shares, share purchase warrants and stock options	12,625.2	11,930.4
Retained earnings	2,237.0	890.1
Accumulated other comprehensive income	96.9	158.1
	2,333.9	1,048.2
	14,959.1	12,978.6
	$19,008.8	$18,952.2

Consolidated Statements of Cash Flows
(US dollars in millions – Unaudited)
	Three Months Ended December 31		Twelve Months Ended December 31
	2008	2007	2008	2007
Operating Activities
Net earnings from continuing operations	$958.1	$196.6	$1,475.6	$375.4
Reclamation expenditures	(2.8)	(4.8)	(17.8)	(12.0)
Items not affecting cash
Depreciation and depletion	145.2	143.2	499.1	465.1
Stock option expense	11.9	8.2	42.6	41.2
Share of income of equity investee	-	(0.1)	(3.9)	(0.1)
Unrealized loss (gain) on non-hedge derivatives	1.2	(35.3)	(7.6)	3.6
Loss (gain) on securities, net	81.6	(4.0)	105.9	(5.5)
Gain on disposition of mining interests	(2.6)	(10.8)	(2.6)	(51.0)
Gain on disposition of Silver Wheaton shares	-	-	(292.5)	-
Write-down of mining interests	47.1	-	47.1	-
Dilution gains	(0.3)	(1.2)	(2.2)	(10.0)
Future income and mining taxes	(21.6)	21.7	157.3	(43.3)
Non-controlling interests	(0.7)	12.6	7.7	46.1
Unrealized loss (gain) on foreign exchange and other	(986.6)	1.0	(1,075.5)	55.2
Change in non-cash working capital	17.4	(97.5)	(67.2)	(214.0)
Cash provided by operating activities of continuing operations	247.9	229.6	866.0	650.7
Cash provided by operating activities of discontinued operations	-	28.0	-	73.2

Investing Activities
Acquisitions, net of cash acquired	-	(204.9)	(553.0)	(204.9)
Expenditures on mining interests	(402.0)	(250.8)	(1,141.2)	(871.4)
Deposits on mining interest expenditures	(8.8)	-	(230.8)	-
Proceeds from disposition of mining interests, net of cash sold	-	-	-	216.9
Proceeds from disposition of Silver Wheaton shares, less cash	-	-	1,505.1	-
Silver interests	-	-	-	(57.7)
Purchase of securities	-	(24.5)	(20.4)	(49.8)
Proceeds from sale of securities	-	21.4	0.2	42.5
Decrease in restricted cash	-	-	-	65.0
Other	1.0	(4.8)	(1.6)	1.8
Cash used in investing activities of continuing operations	(409.8)	(463.6)	(441.7)	(857.6)
Cash used in investing activities of discontinued operations	-	(2.4)	-	(5.2)

Financing Activities
Long-term debt borrowings	50.0	190.0	206.1	1,406.0
Long-term debt repayments	(50.0)	(100.1)	(845.0)	(1,266.1)
Common shares issued, net	9.2	49.4	103.8	70.0
Shares issued by subsidiaries to non-controlling interests	-	11.8	3.9	39.4
Dividends paid to common shareholders	(32.7)	(31.9)	(128.7)	(126.9)
Cash provided by (used in) financing activities	(23.5)	119.2	(659.9)	122.4

Effect of exchange rate changes on cash and cash equivalents	(6.2)	0.4	(12.9)	1.0
Decrease in cash and cash equivalents	(191.6)	(88.8)	(248.5)	(15.5)
Cash and cash equivalents, beginning of period	453.9	599.6	510.8	526.3

Cash and cash equivalents, end of period	$262.3	$510.8	$262.3	$510.8